Exhibit 1

NEWS RELEASE
------------

For Immediate Release

Contact:

Mark Harnett
MacKenzie Partners, Inc.
(212) 929-5877

                  WATER ASSET MANAGEMENT ISSUES OPEN LETTER TO
                             INSITUFORM SHAREHOLDERS

Thursday, March 13, 2008, New York, New York - - Water Asset Management announced today that it has issued the following open letter to shareholders of Insituform Technologies, Inc. (NASDAQ: INSU):


                       [Water Asset Management Letterhead]



                    The Insituform Board Needs a New Majority
                    -----------------------------------------



March 12, 2008


To Our Fellow Stockholders of
         Insituform Technologies, Inc.:

As you may know, Water Asset Management (WAM) is seeking the election of five nominees to Insituform's Board of Directors at the upcoming Annual Meeting of Stockholders. Water Asset Management is the adviser to a group of funds that invest exclusively in companies that source, store, transport, treat, meter and distribute water. Funds we advise own 5.3% of Insituform's common stock - more than all seven current Board members combined. WAM is one of the company's five largest stockholders and, like many other stockholders, is extremely concerned about the management and strategic direction of the company.

Insituform has suffered from well-known problems in recent years:

o    multiple CEOs,

o    multiple, unsuccessful growth strategies and

o    unprofitable acquisitions that remain "very painful" memories.

These problems have led to stagnant growth, paltry earnings, and ultimately to a stock price that has significantly underperformed its peers. Each of these problems is part of the public record and has been acknowledged by the company's management. As management has recently conceded, Insituform has been "plagued" by execution problems and "no one at this company is happy with the modest profit we have reported."

Since last August, when Insituform's most recent "permanent" CEO left following serious disagreements with the Board, the company has had an "interim" CEO. At that time - seven months ago - the interim CEO spoke of getting the company "back on a growth track and do[ing] it sooner rather than later." Part of the plan was to hire a new CEO, who would "have a say" on rescuing the company from stagnating growth. Fortunately, as of today, that CEO has not yet been hired.

With the current board in place, Insituform should consider its strategic alternatives, with the most likely outcome a sale of the company. We are discouraged by the Board's record over the past five years, and are not optimistic that the current Board will turn things around. For example, in October the interim CEO advocated "an acquisition strategy" as part of the solution, while acknowledging as "very painful historical experiences" two failed acquisitions he had previously supported as a Board member. Given our lack of confidence in the current Board, we believe that now is not the time to hire a new "permanent" CEO, whose severance in a sale of the company would be an unwelcome cost that in all likelihood will be borne by Insituform's stockholders.

On the other hand, if our five nominees are elected, they will support an independent turnaround strategy should a strategic review of available alternatives demonstrate that this is the best way to maximize value for stockholders. At that point and only at that point - if it becomes clear that the company should not be sold - would the new board begin a search for and hire a new, permanent CEO capable of executing a turnaround strategy.

Management recently announced its intent to delay the 2008 Annual Meeting for several weeks beyond its originally scheduled date of May 1st. Management also announced last week that the company will shortly announce the hiring of its fourth CEO in less than 5 years. We once again urge the Board not to hire a new CEO until after the stockholders have voted at the Annual Meeting, which should be held on the earliest possible date.

We do note that the Board is taking to heart at least one of our criticisms - a lack of water industry experience on the Board - and is seeking to add a new director who has that background. But in what we believe to be a transparent attempt to maintain the status quo, the Board has suggested to us that some or all of our five nominees audition for this additional Board slot.

We believe this halfhearted gesture is "too little, too late." While this Board certainly needs additional water industry experience, what it really needs is a new majority, not just one new member. We have therefore decided to present our full slate of nominees directly to our fellow stockholders at the Annual Meeting, rather than submitting their names to the Corporate Governance & Nominating Committee (consisting of directors we seek to replace) to audition for what is likely to be a single Board seat.

We believe that our nominees - Senator Alphonse M. D'Amato, Disque D. Deane Jr., Matthew J. Diserio, Richard Onses and Nickolas W. Vande Steeg - offer a wealth of relevant experience to the Board. Our slate includes significant shareholders experienced in water industry operations and finance, a distinguished political leader with a deep understanding of government spending programs, and an internationally recognized former Fortune 500 CEO with personal experience in implementing "lean" business practices in a large global enterprise. A better qualified slate is hard to imagine.

We urge you to consider voting for our slate on our BLUE proxy card, which we will be circulating after we file and mail our proxy statement to you. We look forward to speaking with many of you in advance of the 2008 Annual Meeting.

In addition, please feel free to call our proxy advisors, MacKenzie Partners, Inc., at any time for further information at (800) 322-2885.


Very truly yours,

/SIG/                                                         /SIG/

Matthew J. Diserio                                           Disque D. Deane Jr.


                                      * * *

In connection with their intended proxy solicitation, Water Asset Management LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company.

WATER ASSET MANAGEMENT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

WATER ASSET MANAGEMENT PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Water Asset Management LLC: Water Asset Management LLC, Water Investment Advisors (Cayman), Ltd., TRF Master Fund (Cayman) LP, Alfonse M. D'Amato, Disque D. Deane Jr., Matthew J. Diserio, Richard Onses and Nickolas W. Vande Steeg. Certain of these persons hold direct or indirect interests as follows: Water Asset Management LLC, Water Investment Advisors (Cayman), Ltd., TRF Master Fund (Cayman) LP, Mr. Deane and Mr. Diserio may be deemed to beneficially own 1,466,008 shares of Common Stock, and Mr. D'Amato, Mr. Onses and Mr. Vande Steeg each have an interest in being nominated and elected as a director of the Company.



                                      # # #